Notification of dividend / distribution Exhibit 99.1 Notification of dividend / distribution Update Summary Entity name JAMES HARDIE INDUSTRIES PLC Security on which the Distribution will be paid JHX - CHESS DEPOSITARY INTERESTS 1:1 Announcement Type Update to previous announcement Date of this announcement Tuesday November 19, 2019 Reason for the Update 1. AUD equivalent dividend amount of 14.6830 cent per security has been provided at question 2.A.9a 2. The FX rate (in form AUD1.00/primary currency rate) has been provided at question 2A.9c Refer to below for full details of the announcement Announcement Details Part 1 - Entity and announcement details 1.1 Name of +Entity JAMES HARDIE INDUSTRIES PLC Registration Number 1.2 Registered Number Type ARBN 097829895 1.3 ASX issuer code JHX 1.4 The announcement is Update/amendment to previous announcement 1.4a Reason for update to a previous announcement 1. AUD equivalent dividend amount of 14.6830 cent per security has been provided at question 2.A.9a 2. The FX rate (in form AUD1.00/primary currency rate) has been provided at question 2A.9c 1.4b Date of previous announcement(s) to this update Thursday November 7, 2019 1.5 Date of this announcement Tuesday November 19, 2019 Notification of dividend / distribution 1 / 4

Notification of dividend / distribution 1.6 ASX +Security Code JHX ASX +Security Description CHESS DEPOSITARY INTERESTS 1:1 Part 2A - All dividends/distributions basic details 2A.1 Type of dividend/distribution Ordinary 2A.2 The Dividend/distribution: relates to a period of six months 2A.3 The dividend/distribution relates to the financial reporting or payment period ending ended/ending (date) Monday September 30, 2019 2A.4 +Record Date Monday November 18, 2019 2A.5 Ex Date Friday November 15, 2019 2A.6 Payment Date Friday December 20, 2019 2A.7 Are any of the below approvals required for the dividend/distribution before business day 0 of the timetable? Security holder approval Court approval Lodgement of court order with +ASIC ACCC approval FIRB approval Another approval/condition external to the entity required before business day 0 of the timetable for the dividend/distribution. No 2A.8 Currency in which the dividend/distribution is made ("primary currency") USD - US Dollar 2A.9 Total dividend/distribution payment amount per +security (in primary currency) for all dividends/distributions notified in this form USD 0.10000000 2A.9a AUD equivalent to total dividend/distribution amount per +security 0.14683000 2A.9b If AUD equivalent not known, date for Estimated or Actual? information to be released Actual Tuesday November 19, 2019 Notification of dividend / distribution 2 / 4

Notification of dividend / distribution 2A.9c FX rate (in format AUD 1.00 / primary FX rate (in format AUD rate/primary currency currency rate): AUD rate) Primary Currency rate AUD 1.00 USD 0.68105973 2A.10 Does the entity have arrangements relating to the currency in which the dividend/distribution is paid to securityholders that it wishes to disclose to the market? Yes 2A.11 Does the entity have a securities plan for dividends/distributions on this +security? We do not have a securities plan for dividends/distributions on this security 2A.12 Does the +entity have tax component information apart from franking? No 2A.13 Withholding tax rate applicable to the dividend/distribution 20.000000 Part 2B - Currency Information 2B.1 Does the entity default to payment in certain currencies dependent upon certain attributes such as the banking instruction or registered address of the +securityholder? (For example NZD to residents of New Zealand and/or USD to residents of the U.S.A.). No 2B.2 Please provide a description of your currency arrangements The dividend is payable in Australian currency unless the securityholder elects otherwise. Part 3A - Ordinary dividend/distribution 3A.1 Is the ordinary dividend/distribution 3A.1a Ordinary dividend/distribution estimated estimated at this time? amount per +security No USD 3A.1b Ordinary Dividend/distribution amount per security USD 0.10000000 3A.2 Is the ordinary dividend/distribution franked? No 3A.3 Percentage of ordinary dividend/distribution that is franked 0.0000 % Notification of dividend / distribution 3 / 4

Notification of dividend / distribution 3A.4 Ordinary dividend/distribution franked 3A.5 Percentage amount of dividend which is amount per +security unfranked USD 0.00000000 100.0000% 3A.6 Ordinary dividend/distribution unfranked amount per +security excluding conduit foreign income amount USD 0.10000000 Part 5 - Further information 5.1 Please provide any further information applicable to this dividend/distribution 5.2 Additional information for inclusion in the Announcement Summary Notification of dividend / distribution 4 / 4